UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

KINGOLD JEWELRY, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-15819	13-3883101
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

15 Huangpu Science and Technology Park Jiang’an District Wuhan, Hubei Province, PRC	430023
(Address of principal executive offices)	(Zip Code)

Zhihong Jia	(011) 86 27 65694977

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report

A.	Company Overview

Kingold Jewelry, Inc. (“Kingold” or the “Company”), through a variable interest entity relationship with Wuhan Kingold Jewelry Company Limited, or Wuhan Kingold, is one of the leading professional designers and manufacturers of high quality 24-karat gold jewelry and Chinese ornaments. Kingold offers a wide range of in-house designed products including, but not limited to, gold necklaces, rings, earrings, bracelets, and pendants.

Kingold is also engaged in developing, promoting, and selling a broad range of products to the rapidly expanding jewelry market across the People’s Republic of China. Kingold has built a partnership with the Jewelry Institute of China University of Geosciences to help new products design.

B.	Products Overview

In 2015, Kingold’s net sales were primarily composed of sales of branded products to wholesale and retail customers, as well as fees generated from customized production. In customized production, a customer supplies the Company with the raw materials and the Company creates products per that customer’s instructions, whereas in branded production the Company generally purchases gold directly and manufactures and markets the products on its own.

Based upon Kingold’s internal analysis of its products, all products that Kingold produces contain conflict minerals. Accordingly, for the purpose of this Form SD, together with any Exhibits hereto, branded and customized products were considered.

C.	Supply Chain Overview

As Kingold specializes in 24-karat gold jewelry, its products contain gold, and do not contain other types of conflict minerals (tin, tantalum and tungsten). Kingold does not engage in the actual mining of gold, nor makes purchase of raw ore or unrefined conflict minerals. All gold used in Kingold’s products is sourced from Shanghai Gold Exchange (the “Exchange”), or supplied directly from its customers.

Kingold has reviewed the procurement process of gold, and analyzed the supply chain throughout its manufacturing and product delivery. Kingold trades gold from the Exchange and obtains gold from the bank vaults and the warehouse of a finance security company (the “Warehouse”), as designated by the Exchange, whilst gold supplied by customers is sourced from either the Exchange or local refineries in which recycled gold may be used.

According to the information Kingold gathered, gold traded on the Exchange may be either imported by qualified entities that are assigned by the central bank or locally sourced before storing in designated bank vaults and the Warehouse. In 2015, only Chinese banks were allowed to import gold. Such gold, regardless imported or locally sourced, is marked with the identity of refineries in the form of name and logo. Therefore, Kingold defined the scope of conflict minerals due diligence by identifying and reaching out to the refineries as indicated on the gold bullion. For the purpose of due diligence, Kingold has developed conflict minerals reporting template by reference to the standard reporting established by the Conflict-Free Sourcing Initiative (CFSI).

D.	Reasonable Country of Origin Inquiry (RCOI) and ROCI Conclusion

Due to the fact that Kingold obtained gold directly from bank vaults and the Warehouse, Kingold conducted a series of inquiries with the bank vaults and the Warehouse where it collected gold from in 2015.

Kingold has noticed that (i) the bank vaults and the Warehouse record the movement of gold, in the format of quantity, fineness, time, refinery and collector; (ii) each batch of gold is marked with the identity of the refinery, weight, fineness and a unique identification number; (iii) each batch of gold is affixed with a refinery certificate; (iv) the record is archived every month; (v) companies can obtain refinery certificates of the batch to be collected upon prior notice made to the bank vaults and the Warehouse.

Kingold made no record of refineries associated with the gold collected from the bank vaults and the Warehouse in 2015, and it relied on the records from the bank vaults and the Warehouse for refinery identities. As past records from the bank vaults and the Warehouse were archived, Kingold was unable to collect sufficient information to identify the refineries associated with the gold in the products that Kingold produced. In such context, Kingold was unable to identify the origin of the gold contained in its branded and customized products provided to its customers and it will take further actions to mitigate the risk.

Due to the complexity and the breadth of refineries involved, it will take time for Kingold to identify all the refineries associated with the gold used in its products. Kingold will leverage its due diligence processes, participate industry-wide initiatives and work with regulators to further develop transparency in its supply chain.

Item 1.02. Exhibit

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD. A copy of the Company’s Conflict Minerals Report together with this Form SD is publicly available at the Company’s website at www.kingoldjewelry.com.

Section 2 – Exhibits

Item 2.01. Exhibit

The following exhibit is filed as part of this report:

Exhibit 1.01 – Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KINGOLD JEWELRY, INC.

By:	/s/ Bin Liu
Name: Bin Liu Title: Chief Financial Officer

Date: May 31, 2016